Exhibit 99.1

Press Release

GasLog Partners LP Announces Proxy Advisory Firms Institutional Shareholder Services Inc. and
Glass, Lewis & Co. Recommend Common Unitholders Vote “FOR” Proposed Transaction

Majuro, Marshall Islands, June 28, 2023, GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP), an international owner, operator and acquirer of liquefied natural gas (“LNG”) carriers, today announced that proxy advisory firms Institutional Shareholders Services Inc. and Glass, Lewis & Co. issued reports on June 27, 2023, recommending that the Partnership’s common unitholders vote “FOR” the previously announced merger pursuant to which GasLog Ltd. (“GasLog”) will acquire all of the outstanding common units of the Partnership not beneficially owned by GasLog (the “Transaction”), such vote to be held at the Partnership’s upcoming special meeting of common unitholders (the “Special Meeting”) scheduled to take place on July 7, 2023, at 10:00 a.m. Eastern Time. If the merger is approved, each common unit will be entitled to receive overall consideration of $8.65 in cash, consisting in part of a special distribution by the Partnership of $3.28 per common unit in cash that will be distributed to the Partnership’s common unitholders in connection with the closing of the Transaction and the remainder to be paid by GasLog as merger consideration at the closing of the Transaction.

The Special Meeting will be held virtually via webcast at www.virtualshareholdermeeting.com/GLOP2023SM. The Partnership’s Board of Directors (acting upon the recommendation of the Conflicts Committee of the Board of Directors) recommends that the Partnership’s common unitholders vote “FOR” the Transaction.

Your vote is important. Please submit your proxy by telephone or electronically through the Internet before 11:59 p.m. Eastern Time on July 6, 2023 (or, in the event of an adjournment of the Special Meeting, such later date and time as may be determined by the Partnership’s Board of Directors).

If you need assistance with voting procedures or have questions regarding the Special Meeting, please contact D.F. King toll-free at (866) 342-4883 (banks and brokers call collect at (212) 269-5550).

Forward-Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments, such as the closing of the Transaction, that the Partnership expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors including the closing of this Transaction could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Other factors that might cause future results and outcomes to differ include, but are not limited to, the other risks and uncertainties described in the Partnership’s Annual Report on Form 20-F filed with the SEC on March 6, 2023, available at http://www.sec.gov. Accordingly, you should not unduly rely on any forward-looking statements.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

Contacts:

GasLog Partners
Robert Brinberg
Rose & Company
Phone: +1 212-517-0810
Email: gaslog@roseandco.com

About GasLog Partners

GasLog Partners is an owner, operator and acquirer of LNG carriers. The Partnership’s fleet consists of eleven wholly-owned LNG carriers as well as three vessels on bareboat charters, with an average carrying capacity of approximately 159,000 cbm. GasLog Partners is a publicly traded master limited partnership (NYSE: GLOP) but has elected to be treated as a C corporation for U.S. income tax purposes and therefore its investors receive an Internal Revenue Service Form 1099 with respect to any distributions declared and received. Visit GasLog Partners’ website at http://www.gaslogmlp.com.